Himalaya Shipping Ltd. (HSHP) – Mandatory Notification of Trade

Hamilton, Bermuda, April 9, 2026

Reference is made to the announcements by Himalaya Shipping Ltd. (the “Company”) regarding its share option program.

The Company has received an exercise notice from Bjorn Isaksen, the Company’s Chairman of the Board, for the exercise of 150,000 share options at a strike price of US$ 6.70 per share.

Further, Mr. Isaksen has sold 300,000 shares in the Company at an average price of NOK127.96 per share to Drew Holdings Limited, which is wholly owned by Drew Trust, a trust established for the benefit of Mr. Tor Olav Trøim and his immediate family.

Following the above transactions, Mr. Isaksen and his close associates own 300,000 shares. In addition, 200,000 shares are owned by Mr. Isaksen under a forward purchase agreement with Drew Holdings Limited.

This information is subject to the disclosure requirements in Article 19 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47 476 38 756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.